UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 1*

Under the Securities Exchange Act of 1934

Markel Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

570535104

(CUSIP Number)

Joseph W. Roberts

Alterra Capital Holdings Limited

Alterra House, 2 Front Street

Hamilton, HM 11 Bermuda

441 295-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 570535104

1	NAMES OF REPORTING PERSONS Alterra Capital Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) CO, IC

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed by Alterra Capital Holdings Limited (“Alterra”) and amends the Schedule 13D filed with the Securities and Exchange Commission on December 21, 2012, in respect of the common stock, no par value per share, of Markel Corporation (the “Issuer”) (the “Schedule 13D”). Capitalized terms used but not defined shall have the meaning ascribed to them in the Schedule 13D.

Under the terms of the Issuer Shareholder Voting Agreements, the proxy granted thereunder and the agreement by the shareholders of the Issuer that executed an Issuer Shareholder Voting Agreement to vote all of such shareholder’s Issuer Common Shares terminated automatically on May 1, 2013. Consequently, Alterra is no longer the beneficial owner of any Issuer Common Shares. Accordingly, this Amendment is Alterra’s final amendment to the Schedule 13D and is an exit filing.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraph:

As of May 1, 2013, the effective date of the Merger, all issued and outstanding Alterra common shares (other than any Alterra common shares with respect to which appraisal rights have been duly exercised under Bermuda law) automatically converted into the right to receive (a) 0.04315 validly issued, fully paid and nonassessable Issuer Common Shares, together with any cash paid in lieu of fractional shares, and (b) $10.00 in cash, without interest.

Under the terms of the Issuer Shareholder Voting Agreements, the proxy granted thereunder and the agreement by the shareholders of the Issuer that executed an Issuer Shareholder Voting Agreement to vote all of such shareholder’s Issuer Common Shares terminated automatically on May 1, 2013. Consequently, Alterra is no longer the beneficial owner of any Issuer Common Shares.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended, restated and replaced in its entirety by the following:

(a) – (b) The responses of Alterra to Rows (7) through (13) of the cover page of this Amendment are incorporated herein by reference. As of May 1, 2013, following the consummation of the Merger, Alterra owns no Issuer Common Shares.

(c) Except as a result of the Merger, Alterra has not acquired or disposed of any Issuer Common Shares in the past 60 days.

(d) Not applicable.

(e) May 1, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 7, 2013

ALTERRA CAPITAL HOLDINGS LIMITED

By:	/s/ Joseph W. Roberts
Name:	Joseph W. Roberts
Title:	Executive Vice President and Chief Financial Officer